

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 9, 2008

Mr. John H. Pinkerton
President and Chief Executive Officer
Range Resources Corporation
100 Throckmorton Street, Suite 1200
Fort Worth, Texas 76102

> **Re:** **Range Resources Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 27, 2008**
> **File No. 001-12209**

Dear Mr. Pinkerton:

We have completed our review of your Form 10-K and related filings, and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director